Contact

www.linkedin.com/in/ray-faltinsky-425b5876 (LinkedIn)

Ray Faltinsky

CEO at FreeLife International
Rancho Santa Fe, California, United States

Experience

FreeLife International

CEO
March 1995 - July 2017 (22 years 5 months)

FreeLife International

Founder and CEO
March 1995 - July 2017 (22 years 5 months)
Phoenix, Arizona Area

Founder and CEO of FreeLife International a direct selling nutritional company with over $1.2B in sales over 22 years.

Education

Yale Law School

Doctor of Law - JD · (1989 - 1992)

Trinity College-Hartford

Bachelor of Arts - BA, Political Science and Government · (1983 - 1987)